Mail Stop 6010

								December 19, 2005


Sheldon Berkle
President and Chief Executive Officer
Altus Pharmaceuticals Inc.
125 Sidney Street
Cambridge, MA 02139

	Re:	Altus Pharmaceuticals Inc.
		Registration Statement on Form S-1, Amendment 2
		Filed November 30, 2005
		File No. 333-129037

Dear Mr. Berkle:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Prospectus Summary, page 1

1. Please balance any advantages of ALTU-135 with any known disadvantages.

2. Please revise to eliminate the references to p-values. This level of detail is more appropriate for the Business section where the significance and meaning of p-values can be explained.

If we fail to obtain the additional capital necessary to fund . .
.. ,
page 7

3. We note your revisions pursuant to comment 8, and we reissue the comment in part. Please disclose in the risk factor which clinical trials or preclinical trials you expect to perform prior to the end of the first half of 2007.

Our product candidates will remain subject . . . , page 15

4. We note your response to comment 13. Please explain in the risk factor what an untitled letter is.

We currently rely on a single manufacturer . . . , page 17

5. We note your response to comment 21 and reissue the comment.
Since
ALTU-238 is one of your lead product candidates, the identity of your
sole supplier appears to be material information.  Please identify the
supplier in your filing.  Please explain the meaning of the
statement
"we have an agreement with a single supplier to purchase the hGH for
our clinical trials on a purchase order basis."   Normally, when
supplies are purchased on a purchase order basis there is no agreement. Please explain the terms of this agreement and whether it is a written or oral agreement. We may have further comments.

Our Strategy, page 52

6. We note that in response to comment 35, you added language on page
64 stating that the FDA may not agree with your plan to combine the
phase II and phase III trials for ALTU-238 in children.  Please also
include this disclosure in the "Our Strategy" discussion on page
52
and in the table on page 53.

Our Product Candidates, page 53

7. We note the text you added below the table in response to comment
36. Please revise the table to indicate the development status of the products in the European Union.

Disease Background and Market Opportunity, page 54

8. We note your response to comment 31 and reissue the comment in part. Please disclose in your filing your sources for your estimate on page 54 that chronic pancreatitis results in more than 500,000 physician visits per year in the United States.


ALTU-135 Development Activities and Strategy, page 56

9. Please revise to explain the meaning and significance of "p-value,"
"n," and "r."

Dr. Falk Pharma GmbH, page 67

10. We note that in response to comment 39, you state you have requested confidential treatment for the amount Dr. Falk has agreed to pay in connection with an international phase III trial for ALTU-135.
However, each party`s respective obligations under the agreement constitute material information and are not appropriate for confidential treatment. The fact that the amounts that Dr. Falk is obligated to pay are taken into account in the company`s cash projections is not sufficient to justify omitting this information.
Therefore, our comment is reissued.

Financial Statements, page F-1

2.  Summary of Significant Accounting Policies, page F-8

Intangible Assets, page F-9

11. Refer to your response to comment 46. Please tell us how you considered SFAS 68, paragraph 13 in accounting for this cost as an intangible asset. Paragraph 13, as well as the Staff Speech to the
AICPA National Conference you site, indicates that the fair value of the warrant should be reflected as an increase in Additional Paid In
Capital and a reduction in the cash proceeds, or Deferred Revenue in this case, at the date of the arrangement. Further it is still unclear to us what this "Intangible Asset" represents. Explain to us what the actual asset received is and how it would meet the criteria for recognition as an asset.

Revenue Recognition, page F-10

12. Refer to your response to comment 47. Please revise your discussion of this revenue recognition methodology to explain why the use of direct costs in lieu of an output measure is appropriate. Specifically address how the costs incurred match up to the performance completed to date at any point in time.

9.  Commitments and Contingencies, page F-16

Commitment to CFFTI, page F-16

13. Refer to your response to comment 48. Please tell us how you considered SFAS 68, paragraph 23 and EITF 88-18 in your accounting for this transaction.

14.  Stock Options, page F-22

14. Refer to your response to comment 49. We note the additional qualitative and quantitative information provided in your response letter and the attached documents. However, because the amended filing did not include an estimated offering price, we are deferring final evaluation of common stock related compensation until an offering price range is specified.

Item 16. Exhibits and Financial Statement Schedules, page II-4

15. It appears from amendment 1 to your Form S-1, in which exhibits
10.13-10.16 were filed, that these exhibits were filed under the following exhibit numbers:

* 10.13: Cooperative Development Agreement
* 10.14: Strategic Alliance Agreement
* 10.15: Development, Commercialization and Marketing Agreement
* 10.16: Technology License Agreement

Since these exhibit numbers differ from your exhibit index, please re-file the exhibits under the numbers listed in the exhibit index.


*	*	*


	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact James Peklenk at (202) 551-3661 or James
Atkinson
at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Jonathan L. Kravetz, Esq.
	Megan N. Gates, Esq.
	Scott A. Samuels, Esq.
	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
	One Financial Center
	Boston, MA 02111
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Sheldon Berkle
Altus Pharmaceuticals Inc.
December 19, 2005
Page 1